                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF JULY 2008

                                 LANOPTICS LTD.
                              (Name of Registrant)

               1 HATAMAR STREET, P.O.B. 527, YOKNEAM 20692, ISRAEL
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES [_]     NO [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into the Registrant's Form F-3
Registration Statements File Nos. 333-126416 and 333-112136 and 333-121611 and
333-139707 and 333-144251 and Form S-8 Registration Statements File Nos.
33-71822 and 333-134593.

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  LANOPTICS LTD.

                                  By: /s/ Dror Israel
                                  --------------------------
                                  Dror Israel
                                  Chief Financial Officer

Dated: July 1, 2008

FOR IMMEDIATE RELEASE

                     EZCHIP TECHNOLOGIES DELIVERS SAMPLES OF
                     THE NP-3 NETWORK PROCESSOR TO CUSTOMERS

YOKNEAM, ISRAEL, July 1, 2008 - EZchip Technologies Ltd. (a LanOptics Ltd.
company, NASDAQ:EZCH), a fabless semiconductor company providing Ethernet network processors, today announced that it has begun shipping samples of its
NP-3, 30-Gigabit network processor, to customers. The NP-3 is a scale-up of
EZchip's highly successful NP-2 network processor, to provide higher performance and an enhanced feature set for Carrier Ethernet applications. The NP-3 is manufactured in a 90 nanometer silicon process and is pin and software compatible with the NP-2 offering customers an easy migration path to benefit from its enhancements. NP-3 is available in lead and lead-free (Pb-free)
packages (RoHS compliant), and commercial and industrial temperature grades.

"Through NP-2's processing flexibility and high integration EZchip has attained a leadership position in the market for high-speed network processors," said Eli
Fruchter, President and CEO of EZchip Technologies. "The NP-3 and the ensuing
100-Gigabit NP-4 for the CESR (Carrier Ethernet Switches and Routers) market and the NPA for the CEAP (Carrier Ethernet Access Platforms) market, implement our vast experience gained through working closely with customers in addressing the complex requirements for building Carrier Ethernet equipment."

EZchip's NP-3 provides 30-Gigabit throughput and features three 10-Gigabit ports, integrated hierarchical traffic management and dedicated hardware for
Ethernet and MPLS OAM processing offload. Similar to EZchip's NP-2 network processor, in production, the NP-3 is also targeting mainly Carrier Ethernet
Switches and Routers (CESR) applications. Since the NP-3 is manufactured in a 90 nanometer silicon process it offers a significant performance increase.
Architecture and algorithmic enhancements further boost the NP-3 performance to provide large processing headroom and a total throughput of 30-Gigabits per second.

The NP-3 is being designed-in by customers into a variety of networking equipment including Edge Routers, Metro and Aggregation Switches, GPON OLT
Access Nodes and Ethernet to SONET/SDH Switches. EZchip provides customers with reference source code to implement a variety of applications such as L2 switching, Q-in-Q, PBT, VPLS, MPLS and IPv4/IPv6 routing.

NP-3 features dedicated hardware for OAM processing offload. OAM (Operations,
Administration and Maintenance) is a set of specifications that provide the cornerstone for reliability and high availability in Carrier Ethernet networks.
OAM processing however burdens CESR equipment with significant processing overhead related to complex packet classification, simultaneous monitoring of many sessions and accurate bandwidth control. The NP-3 through its processing flexibility, integrated traffic management and dedicated OAM hardware, enables high-performance OAM processing that can adapt to changing standards and requirements.

                                    - more -

NP-3 boasts all the NP-2 features, and in particular the extensive processing flexibility and the integrated hierarchical traffic management especially tuned for delivering triple-play services. In addition, the NP-3 features three
10-Gigabit ports that can operate simultaneously making it ideal for use not only on line cards in chassis-based system architectures, but also in pizza boxes that are often used in Metro Ethernet add/drop ring applications. In these applications, the two 10-Gigabit ports connect to a ring and the third port is used to provide a connection towards the subscribers.

NP-3's exceptionally flexible packet processing enables system designers to future proof their designs to support new protocols and features through software updates. Packet parsing is supported for any field anywhere in the packet. Various table lookup options are provided with support for long lookup keys and results. Flows are classified based on any combination of extracted packet information. Any packet header and content can be edited and packets can easily be replicated to support multicast applications. A `run to completion'
processing model guarantees support for processing scenarios of any complexity.
Large code space is provided to support complex applications as well as true hitless code updates.

The integrated traffic management provides advanced Quality of Service for enforcing flow-based service level agreements (SLA) and enabling triple-play services (voice, video, data). The NP-3 traffic management provides frame queuing and hierarchical scheduling of traffic on all NP-3 interfaces.
Individual flows are assigned with specific QoS and are aggregated to enforce
SLAs for services, users, virtual ports and ports.

ABOUT EZCHIP TECHNOLOGIES

EZchip Technologies is a fabless semiconductor company that provides Ethernet network processors. EZchip provides its customers with solutions that scale from
1-Gigabit to 100-Gigabit per second with a common architecture and software across all products. EZchip's network processors provide the flexibility and integration that enable triple-play data, voice and video services in access, metro and edge systems that make up the new Carrier Ethernet networks. For more information on EZchip, visit our web site at http://www.ezchip.com.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995: THIS RELEASE CONTAINS FORWARD LOOKING STATEMENTS THAT ARE SUBJECT TO RISKS
AND UNCERTAINTIES, INCLUDING, BUT NOT LIMITED TO, THE IMPACT OF COMPETITIVE
PRODUCTS, PRODUCT DEMAND AND MARKET ACCEPTANCE RISKS, CUSTOMER ORDER
CANCELLATIONS, RELIANCE ON KEY STRATEGIC ALLIANCES, FLUCTUATIONS IN OPERATING
RESULTS, DELAYS IN DEVELOPMENT OF HIGHLY-COMPLEX PRODUCTS AND OTHER RISKS
DETAILED FROM TIME TO TIME IN LANOPTICS FILINGS WITH THE SECURITIES AND EXCHANGE
COMMISSION. THESE RISKS COULD CAUSE THE COMPANY'S ACTUAL RESULTS FOR 2008 AND
BEYOND TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD LOOKING
STATEMENTS MADE BY, OR ON BEHALF OF LANOPTICS.

Company Contact:                              Investor Contact:
Daureen Green                                 Ehud Helft / Kenny Green
EZCHIP TECHNOLOGIES, ISRAEL                   CCGK INVESTOR RELATIONS
dgreen@ezchip.com                             info@gkir.com
Tel: +972-4-959-6677                          Tel: (US) 1 646 201 9246